EXHIBIT 21
Subsidiaries of the Registrant

Globecomm Network Services Corporation	Delaware

Globecomm Services Maryland LLC	Delaware

GSI Properties Corp.	New York

Cachendo LLC	Delaware

B.V. Mach 6	Netherlands

Telaurus Communications LLC	Delaware

Telaurus Communications Pte. Ltd.	Singapore

Melat Networks Inc.	Delaware

Evolution Communications Group Limited B.V.I.	British Virgin Islands

Carrier to Carrier Telecom B.V.	Netherlands

Evosat Proprietary Ltd.	South Africa

ComSource Inc.	Maryland